EXHIBIT 1

Strictly Confidential

November 26, 2025

Special Committee of the Board of Directors
Grindr Inc.
750 N. San Vicente Blvd, Suite RE 1400
West Hollywood, CA 90069
Attn: Chad Cohen (Chair), Michael Gearon and Dan Baer
Cc: Lande Spottswood and Alex Robertson (Vinson & Elkins)

Dear Members of the Special Committee:

Reference is made to our letter to you dated October 24, 2024 (the "Proposal Letter"). Terms used but not defined in this letter have the meanings assigned thereto in the Proposal Letter.

In light of your decision to cease engagement with us regarding the Proposal, the Proposing Shareholders have determined not to proceed with the Proposal. We are hereby terminating any further discussions with you and the Company regarding the Proposal and the Proposal is hereby withdrawn with immediate effect.

We thank the members of the Special Committee for their service and look forward to working with the Board of Directors and management on the continued growth and development of the Company.

Sincerely,

/s/ James Fu Bin Lu
James Fu Bin Lu

/s/ George Raymond Zage, III
George Raymond Zage, III